

<R>

As filed with the Securities and Exchange Commission on October [ ], 2014

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Securities Act File No. 333-191499

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 ☒

(Check appropriate box or boxes)

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Pre-Effective Amendment No. 3

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Post-Effective Amendment No.

NEWTEK BUSINESS SERVICES CORP.

(Exact name of Registrant as specified in charter)

212 West 35th Street, 2nd Floor
New York, NY 10001
(Address of Principal Executive Offices)

Registrant's telephone number, including Area Code: (212) 356-9500

Barry Sloane
Chief Executive Officer and President
Newtek Business Services, Inc.
212 West 35th Street, 2nd Floor
New York, NY 10001
(Name and address of agent for service)

COPIES TO:

Steven B. Boehm
John J. Mahon
Sutherland Asbill & Brennan LLP
700 Sixth Street NW, Suite 700
Washington, DC 20001
(202) 383-0100
Fax: (202) 637-3593

Thomas S. Gallagher
Laurence S. Markowitz
Baker & Hostetler LLP
45 Rockefeller Plaza
New York, New York 10111
(212) 589-4200
Fax: (212) 589-4201

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☐

It is proposed that this filing will become effective (check appropriate box):

☐ when declared effective pursuant to section 8(c).

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities	Proposed Maximum Aggregate	Amount of

Being Registered	Offering Price (1)	Registration Fee (2)
Common Stock, $0.02 par value per share	$50,000,000	$6,440

(1) Estimated pursuant to Rule 457(o) under the Securities Act of 1933 solely for the purpose of determining the registration fee.

(2) Previously paid.

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.



The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED [•], 2014

PRELIMINARY PROSPECTUS

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NEWTEK BUSINESS SERVICES CORP.

[•] Shares
Common Stock

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Newtek Business Services, Inc. is a leading national lender that also provides a wide range of business and financial products to small businesses. Prior to completion of this offering, Newtek Business Services, Inc. will merge with and into Newtek Business Services Corp., a Maryland corporation, and thereafter file an election to be regulated as a business development company under the Investment Company Act of 1940, as amended. After the completion of this offering, we intend to operate as an internally managed, non-diversified closed-end investment company and to elect to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code for U.S. federal income tax purposes.

As a business development company, our investment objective will be to generate both current income and capital appreciation primarily through loans originated by our small business finance platform and our equity investments in certain portfolio companies that we control.

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Newtek Business Services, Inc.'s common shares are currently traded on the NASDAQ Capital Market under the symbol "NEWT," which symbol we intend to apply to transfer to Newtek Business Services Corp. After we elect to be regulated as a business development company, we expect that our net asset value per common share will be approximately $15.50 (excluding the anticipated special dividend, as described herein). As of October 30, 2014, the last reported sale price of our common shares on the NASDAQ Capital Market was $[•].

In preparation for this offering, we conducted a proxy solicitation and on October 22, 2014 held a special meeting of the existing shareholders of Newtek Business Services, Inc. at which such shareholders approved: (i) Newtek Business Services, Inc.'s merger with Newtek Business Services Corp. for the purpose of reincorporating from New York to Maryland; (ii) a reverse stock split; (iii) our ability to sell shares below our net asset value in one or more offerings, including in connection with this offering; and (iv) the adoption of an equity compensation plan.

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This prospectus contains important information about us that a prospective investor should know before purchasing our common stock. Please read this prospectus before investing and keep it for future reference. Newtek Business Services, Inc. files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"), and after the completion of this offering, Newtek Business Services Corp. will continue filing such reports and information with the SEC. This information will be available free of charge by contacting us by mail at 212 West 35th Street, New York, New York 10001, by telephone at (212) 356-9500 or on our website at *http://www.thesba.com.* The SEC also maintains a website at *http://www.sec.gov* that contains such information. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

An investment in our common stock is subject to risks and involves a heightened risk of total loss of investment. Shares of closed-end investment companies, including business development companies, frequently trade at a discount to their net asset value. If our shares trade at a discount to our net asset value, it may increase the risk of loss for purchasers in this offering. In addition, the companies in which we invest are subject to their own risks. See "Risk Factors" beginning on page 18 to read about factors you should consider, including the risk of leverage, before investing in our common stock.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total (1)
Public Offering Price	$	$
Sales Load (Underwriting Discounts and Commissions)	$	$
Proceeds to Newtek Business Services Corp. (before expenses) (2)	$	$

(1) We have granted the underwriters a 30-day option, which we refer to as the overallotment option, to purchase up to an additional [•] shares of common stock at the public offering price, less underwriting discounts and commissions (sales load). If the overallotment option is exercised in full, the total public offering price will be $ and the total underwriting discounts and commissions (sales load) will be $.

(2) We estimate that we will incur approximately $ [●] in offering expenses in connection with this offering.

The underwriters expect to deliver the shares on or about   , 2014.

JMP Securities   **Stifel**   **William Blair**

The date of this prospectus is   , 2014.

SUMMARY

This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider. You should read carefully the more detailed information set forth under "Risk Factors" and the other information included in this prospectus and the documents to which we have referred.
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In connection with this offering, Newtek Business Services, Inc., including its subsidiaries and controlled portfolio companies, will merge with and into Newtek Business Services Corp., a newly-formed Maryland corporation, for the purpose of reincorporating in Maryland. Except where the context suggests otherwise, the terms "we," "us," "our," "Company" and "Newtek" refer to Newtek Business Services, Inc. prior to the BDC Conversion (as defined below) and its successor, Newtek Business Services Corp. following the BDC Conversion. Unless otherwise specified, all per share data throughout this prospectus is adjusted for the 1 for 5 Reverse Stock Split effectuated on October 22, 2014 (as defined below).

In preparation for this offering, at a special meeting held on October 22, 2014 and pursuant to a proxy solicitation conducted by us, Newtek Business Services, Inc.'s existing shareholders approved: (i) its merger with Newtek Business Services Corp. for the purpose of reincorporating from New York to Maryland; (ii) a reverse stock split, or the "Reverse Stock Split"; (iii) our ability to sell shares below our net asset value in one or more offerings, including in connection with this offering; and (iv) the adoption of an equity compensation plan. The historical financial results included in this prospectus do not account for the Reverse Stock Split.
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We consider small- and medium-sized businesses, which we refer to herein as "SMBs," as companies having revenues between $1.0 to $100 million.

Unless otherwise noted, the information contained in this prospectus assumes that the underwriters' overallotment option is not exercised.

Our Business

We are a leading national lender and own and control certain portfolio companies (our "controlled portfolio companies," as defined below) that provide a wide range of business and financial products to SMBs. In particular, we and our controlled portfolio companies provide comprehensive lending, payment processing, managed technology, personal and commercial insurance and payroll solutions to over 100,000 SMB accounts, across all industries. We have an established and reliable platform that is not limited by client size, industry type or location. As a result, we have a strong and diversified client base across every state in the U.S and across a variety of different industries. In addition, we have developed a financial and technology based business model that enables us and our controlled portfolio companies to acquire and process our SMB clients in a very cost effective manner. This capability is supported in large part by NewTracker®, our patented prospect management technology software. We believe that this technology and business model distinguishes us from our competitors.

We and our controlled portfolio companies operate as an integrated business with internal management. As a business development company, we will be internally managed and focus on serving the SMB market, which we estimate to be over 27 million businesses in the U.S. These businesses have historically been underserved by traditional financial institutions and typically lack the capital resources to build a competitive business and marketing infrastructure on their own. Further, in today's economic climate, SMBs have particular difficulty obtaining capital from traditional lending sources. While we do not compete directly with alternative online lenders such as The Lending Club, Prosper.com, OnDeck Capital, Inc. and Kabbage Inc., we do provide similar financing solutions as an alternative to traditional lending. We believe there is significant demand for such alternative financing among SMBs. Our lending solutions and our controlled portfolio companies' outsourced business solutions help clients manage and grow their businesses and compete effectively in today's marketplace. We obtain our customers through referrals from various business partners, such as banks, insurance companies, credit unions and other affinity groups, as well as through our own direct sales force and advertising campaigns. We source, acquire, and process SMB customers without reliance on high cost sales staff and time consuming application processes, which is highly cost effective as it relies on advanced technology, primarily our proprietary and patented prospect management system, NewTracker®.

In lending, we believe we are a leading capital provider to SMBs based on our loan volume of more than $847 million through approximately 1,345 transactions since 2003 and we are currently the largest non-financial institution U.S. Small Business Administration ("SBA") licensed lender under the federal Section 7(a) loan program based on annual origination volume and the tenth largest in the country as of June 2014. We originate loans through a variety of sourcing channels and, through a rigorous underwriting process, seek to achieve attractive risk-weighted returns. Our multi-faceted relationships with certain borrowers allows us to closely monitor their credit profile and take an active role in managing our investment. Further, our lending capabilities coupled with the broad outsourced business solutions of our controlled portfolio companies

- credit worthy owners who provide a personal guarantee for our investment;

- show a strong balance sheet including primarily real estate to collateralize our investments; and

- show sufficient cash flow to be able to service the payments on our investments comfortably.

We generally seek to avoid investing in high-risk, early-stage enterprises that are only beginning to develop their market share or build their management and operational infrastructure with limited collateral.

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- ***Disciplined Underwriting Policies and Rigorous Portfolio Management.*** We pursue rigorous due diligence of all prospective investments originated through our platform. Our senior lending team has developed an extensive underwriting due diligence process, which includes a review of the operational, financial, legal and industry performance and outlook for the prospective investment, including quantitative and qualitative stress tests, review of industry data and consultation with outside experts regarding the creditworthiness of the borrower. These processes continue during the portfolio monitoring process, when we will conduct field examinations, review all compliance certificates and covenants and regularly assess the financial and business conditions and prospects of portfolio companies. We are also a Standard & Poor's rated servicer for commercial loans and our exceptional servicing capabilities with a compact timeline for loan resolutions and dispositions has attracted various third-party portfolios. For example, since the banking crisis in 2009, NSBF has been the sole servicer on behalf of the Federal Deposit Insurance Corporation ("FDIC") for its portfolio of approximately $509 million in SBA 7(a) loans from institutions taken over by the FDIC. NSBF also services a portfolio of approximately $85 million of SBA 7(a) loans and other loans for several commercial banks as of June 30, 2014.

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Business Development Company Conversion

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On October 22, 2014, we effectuated the 1-for- 5 Reverse Stock Split. In conjunction with the completion of this offering, we intend to merge with and into Newtek Business Services Corp., a newly-formed Maryland corporation, for the purpose of reincorporating in Maryland. Concurrently, we intend to elect to be regulated as a BDC under the 1940 Act. We refer to the foregoing actions, collectively, as the "BDC Conversion." In connection with the BDC Conversion, we anticipate that our board of directors will declare in the future a special dividend of approximately $0.85 per share, which will be paid partially in cash and partially in our common shares, with such composition to be determined by our board of directors. This special dividend is contingent upon the completion of the BDC Conversion and the actual amount of the special dividend, if any, is subject to authorization by our board of directors and there is no assurance it will equal $0.85 per share. Immediately following the BDC Conversion, we expect that our net asset value per common share will be approximately $15.50 (excluding the effect of the proposed Reverse Stock Split and anticipated special dividend). In addition, we expect our quarterly distributions during our first full year of operations as a BDC to be at an annual rate equal to approximately $10\frac{3}{4}$% - $11\frac{1}{4}$% of our estimated net asset value. We expect the special dividend will be declared during the second quarter of 2015 to stockholders as of approximately that date, but that the special dividend will not be paid until late 2015.

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As a BDC, we will be required to meet regulatory tests, including the requirement to invest at least 70% of our gross assets in "qualifying assets." Qualifying assets generally include debt or equity securities of private or thinly traded public U.S. companies and cash, cash equivalents, U.S. government securities and high-quality debt investments that mature in one year or less. In addition, as a BDC, we will not be permitted to incur indebtedness unless immediately after such borrowing we have an asset coverage for total borrowings of at least 200% (i.e., the amount of debt may not exceed 50% of the value of our total assets). See "Regulation as a Business Development Company."

In connection with our election to be regulated as a BDC, we intend to elect to be treated for U.S. federal income tax purposes, and intend to qualify annually, as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level federal income taxes on any ordinary income or capital gains that we distribute to our stockholders. To obtain and maintain our RIC tax treatment, we must meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. See "Price Range of Common Stock and Distributions" and "Material U.S. Federal Income Tax Considerations."

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Lock-up Agreements	We, along with certain of our executive officers and directors, will enter into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons will agree not to, without the prior written approval of the representative, offer, sell, offer to sell, contract or agree to sell, hypothecate, hedge, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, the representatives may in their sole discretion release some or all of the securities from these lock-up agreements.
Taxation	Subsequent to completion of this offering, we intend to elect to be treated for U.S. federal income tax purposes, and intend to qualify annually, as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level federal income taxes on any ordinary income or capital gains that we distribute to our stockholders. To obtain and maintain our RIC tax treatment, we must meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. See "Distributions" and "Material U.S. Federal Income Tax Considerations."
Leverage	As of June 30, 2014, on a pro-forma basis, we had an aggregate of $93.1 million of debt outstanding, including $38.2 million outstanding under our $47.0 million credit facility with Capital One, National Association (the "Credit Facility"), and securitization notes payable of $55.0 million. In July 2014 we reached tentative agreement, subject to regulatory approval, to increase the Credit Facility available for SBA lending from $27 to $50 million, for a total of $70 million. We may seek additional forms of leverage and borrow funds to make investments, including before we have fully invested the proceeds of this offering. As a result, we will be exposed to the risks of leverage, which may be considered a speculative investment technique. The use of leverage magnifies the potential for loss on amounts invested and therefore increases the risks associated with investing in our securities. The costs associated with our borrowings are borne by our common stockholders.
Trading	Shares of closed-end investment companies, including BDCs, frequently trade at a discount to their net asset value. The risk that our shares may trade at a discount to our net asset value is separate and distinct from the risk that our net asset value per share may decline. We cannot predict whether our shares will trade above, at or below net asset value. As of June 30, 2014, our common stock was trading at a 28% premium to our net asset value of $2.26 as of June 30, 2014.
Dividend Reinvestment Plan	We intend to adopt an "opt out" dividend reinvestment plan. If your shares of common stock are registered in your own name, your distributions will automatically be reinvested under our dividend reinvestment plan in additional whole and fractional shares of common stock, unless you "opt out" of our dividend reinvestment plan so as to receive cash dividends by delivering a written notice to our dividend paying agent. If your shares are held in the name of a broker or other nominee, you should contact the broker or nominee for details regarding opting out of our dividend reinvestment plan. Stockholders who receive distributions in the form of stock will be subject to the same federal, state and local tax consequences as stockholders who elect to receive their distributions in cash. See "Dividend Reinvestment Plan."
Certain Anti-Takeover Measures	Our charter and bylaws, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third party from making an acquisition proposal for us. These anti-takeover provisions may inhibit a change in control in circumstances that could give the holders of our common stock the opportunity to realize a premium over the market price for our common stock. See "Description of Our Capital Stock."

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SELECTED QUARTERLY FINANCIAL DATA

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The following table sets forth certain quarterly financial data for each of the quarters for the fiscal years ended December 31, 2013 and 2012 and the first two quarters of the fiscal year ended December 31, 2014. This data is derived from our unaudited financial statements. Results for any quarter are not necessarily indicative of results for the full year or for any future quarter. The below tables have been adjusted to reflect the 1 for 5 Reverse Stock Split effectuated on October 22, 2014.
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	Three Months Ended (In Thousands, except Per Share Data)	
2014	**March 31**	**June 30**
Total Revenue	$ 36,087	$ 38,128
Income before income taxes	$ 2,216	$ 2,289
Net income available to common stockholders	$ 1,391	$ 1,394
Income per share — Basic	$ 0.20	$ 0.20
Income per share — Diluted	$ 0.20	$ 0.20

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	Three Months Ended (In Thousands, except Per Share Data)			
2013	**March 31**	**June 30**	**September 30**	**December 31**
Total Revenue	$34,144	$37,011	$ 34,774	$ 37,664
Income before income taxes	$ 2,202	$ 2,881	$ 1,953	$ 4,033
Net income available to common stockholders	$ 1,452	$ 1,842	$ 1,820	$ 2,414
Income per share — Basic	$ 0.20	$ 0.25	$ 0.25	$ 0.35
Income per share — Diluted	$ 0.20	$ 0.25	$ 0.25	$ 0.30

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	Three Months Ended (In Thousands, except Per Share Data)			
2012	**March 31**	**June 30**	**September 30**	**December 31**
Total Revenue	$30,729	$32,338	$ 33,458	$ 34,605
Income before income taxes	$ 1,633	$ 1,946	$ 2,659	$ 3,201
Net income available to common stockholders	$ 1,019	$ 1,243	$ 1,307	$ 2,074
Income per share — Basic	$ 0.15	$ 0.15	$ 0.20	$ 0.30
Income per share — Diluted	$ 0.15	$ 0.15	$ 0.15	$ 0.30

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issuance of shares of each class or series, our board of directors will be required by Maryland law and our charter to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, our board of directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. The cost of any such reclassification would be borne by our common stockholders. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. For example, holders of preferred stock would vote separately from the holders of common stock on a proposal to cease operations as a BDC. In addition, the 1940 Act provides that holders of preferred stock are entitled to vote separately from holders of common stock to elect two preferred stock directors. We currently have no plans to issue preferred stock. The issuance of preferred shares convertible into shares of common stock may also reduce the net income and net asset value per share of our common stock upon conversion, provided, that we will only be permitted to issue such convertible preferred stock to the extent we comply with the requirements of Section 61 of the 1940 Act, including obtaining common stockholder approval. These effects, among others, could have an adverse effect on your investment in our common stock.

Provisions of the Maryland General Corporation Law and of our charter and bylaws could deter takeover attempts and have an adverse impact on the price of our common stock.

The Maryland General Corporation Law and our charter and bylaws contain provisions that may discourage, delay or make more difficult a change in control of Newtek or the removal of our directors. We are subject to the Maryland Business Combination Act, subject to any applicable requirements of the 1940 Act. Our board of directors has adopted a resolution exempting from the Business Combination Act any business combination between us and any other person, subject to prior approval of such business combination by our board, including approval by a majority of our independent directors. If the resolution exempting business combinations is repealed or our board does not approve a business combination, the Business Combination Act may discourage third parties from trying to acquire control of us and increase the difficulty of consummating such an offer. Our bylaws exempt from the Maryland Control Share Acquisition Act acquisitions of our stock by any person. If we amend our bylaws to repeal the exemption from the Control Share Acquisition Act, the Control Share Acquisition Act also may make it more difficult for a third party to obtain control of us and increase the difficulty of consummating such a transaction.

We have also adopted measures that may make it difficult for a third party to obtain control of us, including provisions of our charter classifying our board of directors in three classes serving staggered three-year terms, and authorizing our board of directors to classify or reclassify shares of our stock in one or more classes or series, to cause the issuance of additional shares of our stock, to amend our charter without stockholder approval and to increase or decrease the number of shares of stock that we have authority to issue. These provisions, as well as other provisions of our charter and bylaws, may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our stockholders.

Sales of substantial amounts of our common stock in the public market may have an adverse effect on the market price of our common stock.
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All of the common stock to be held by our executive officers, directors, and other stockholders, representing approximately [•] shares, or approximately [•]% of our total outstanding shares subsequent to completion of this offering (or approximately [•]% of our total outstanding shares subsequent to completion of this offering if the over-allotment option is exercised), will be subject to lock-up periods of at least 180 days. Upon expiration of this lock-up period, or earlier upon the consent of JMP Securities LLC, Stifel, Nicolaus & Company, Incorporated and William Blair & Company, L.L.C., such shares will generally be freely tradable in the public market. Sales of substantial amounts of our common stock, or the availability of such common stock for sale, could adversely affect the prevailing market prices for our common stock. If this occurs and continues, it could impair our ability to raise additional capital through the sale of securities should we desire to do so.
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PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

Our common stock is traded on the NASDAQ Capital Market under the symbol "NEWT," which symbol we intend to apply to transfer to Newtek Business Services Corp.

The following table sets forth, for the two most recent fiscal years and the current fiscal year, the range of high and low sales prices of our common stock as reported on the NASDAQ Capital Market:

Period	Price Range		NAV (1)	Premium (Discount) of High Sales Price to NAV (2)	Premium (Discount) of Low Sales Price to NAV (2)
	High	Low			
First Quarter: January 1, 2011 Through March 31, 2011	$1.94	$1.55	$1.57	24%	(1)%
Second Quarter: April 1, 2011 Through June 30, 2011	$1.69	$1.20	$1.56	8%	(23)%
Third Quarter: July 1, 2011 Through September 30, 2011	$1.60	$1.27	$1.59	1%	(20)%
Fourth Quarter: October 1, 2011 Through December 31, 2011	$1.36	$1.00	$1.66	(18)%	(40)%
First Quarter: January 1, 2012 Through March 31, 2012	$1.63	$1.12	$1.76	(7)%	(36)%
Second Quarter: April 1, 2012 Through June 30, 2012	$1.65	$1.14	$1.81	(9)%	(37)%
Third Quarter: July 1, 2012 Through September 30, 2012	$2.11	$1.23	$1.91	11%	(35)%
Fourth Quarter: October 1, 2012 Through December 31, 2012	$2.08	$1.75	$1.96	6%	(11)%
First Quarter: January 1, 2013 Through March 31, 2013	$2.21	$1.66	$2.00	10%	(17)%
Second Quarter: April 1, 2013 Through June 30, 2013	$2.25	$1.90	$2.05	10%	(7)%
Third Quarter: July 1, 2013 Through September 30, 2013	$3.07	$2.06	$2.11	46%	(2)%
Fourth Quarter: October 1, 2013 Through December 2, 2013	$3.20	$2.50	$2.18	47%	15%
First Quarter: January 1, 2014 Through March 31, 2014	$3.43	$2.74	$2.21	55%	24%
Second Quarter: April 1, 2014 Through June 30, 2014	$2.90	$2.51	$2.26	28%	11%
Third Quarter: June 30, 2014 Through September 30, 2014	$2.94	$2.26	$ *	*	*
Fourth Quarter: September 30, 2014 Through October 14, 2014	$2.85	$2.61	$ *	*	*

(1) Net asset value per share is determined as of the last day in the relevant quarter and therefore may not reflect the net asset value per share on the date of the high and low sales prices. The values reflect stockholders equity per share and are based on outstanding shares at the end of each period.
(2) Calculated as the respective high or low sales price less net asset value or stockholders equity per share, as applicable, divided by net asset value or stockholders equity per share, as applicable.

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(3) The prices reflected in the above table prior to the 1 for 5 Reverse Stock Split on October 22, 2014 do not reflect implementation of the Reverse Stock Split.
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*   Not determinable at time of filing.

The last reported price for our common stock on [●], 2014 was $[●] per share. As of [●], 2014 there were approximately [2,000] holders of record and beneficial holders of our common stock.

Shares of BDCs may trade at a market price that is less than the value of the net assets attributable to those shares. The possibility that our shares of common stock will trade at a discount from net asset value or at premiums that are unsustainable over the long term are separate and distinct from the risk that our net asset value will decrease. It is not possible to predict whether the shares offered hereby will trade at, above, or below net asset value. As of [   ], 2014, our common stock was trading at a [   ]% [premium/discount] to our net asset value of $[   ] as of [   ], 2014.

Distributions

We have not declared or paid regular quarterly dividends during our prior three fiscal years, in view of our focus on retaining earnings for growth.

Subsequent to the completion of this offering, to the extent that we have income available, we intend to make quarterly distributions to our stockholders out of assets legally available for distribution. Our quarterly distributions, if any, will be determined by our board of directors. We expect our quarterly distributions during our first full year of operations as a BDC to be at an annual rate equal to approximately 10 ¾% - 11 ¼% of our estimated net asset value. Our first quarterly

CAPITALIZATION

The following table sets forth our cash and capitalization as of June 30, 2014:

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- on an Actual basis;

- on a Pro Forma basis to reflect the BDC Conversion and 1 for 5 Reverse Stock Split; Pro Forma as adjusted to reflect the sale of our common stock in this offering and payment of the special dividend,

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(in thousands)	Actual	Pro Forma (1)	Pro Forma, as adjusted (2)
Assets			
Cash	$ 9,001	$ 6,527	$[ ]
Investments, at fair value	98,033	186,001	[ ]
Other assets	93,862	46,746	[ ]
Total assets	$200,896	$ 239,274	$[ ]
Liabilities			
Credit Facilities payable	$ 43,613	$ 38,160	$[ ]
Securitization notes payable	54,959	54,959	[ ]
Other liabilities	21,760	16,340	[ ]
Total liabilities	$120,332	$ 109,459	$[ ]
Stockholders' equity			
Common stock, par value $0.02 per share; 54,000 shares authorized; 35,619 shares outstanding, Actual; 7,796 shares outstanding, Pro Forma; [ ] shares outstanding Pro Forma as adjusted	740	771	[ ]
Capital in excess of par value	79,824	129,044	[ ]
Total stockholders' equity	$ 80,564	$ 129,815	$[ ]

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(1) Pro Forma adjustments include the deconsolidation of Newtek Subsidiaries (except NSBF and holding companies), reversal of deferred taxes, and the adjustment to record the estimated fair value of portfolio companies as of June 30, 2014. On a Pro Forma basis, common shares outstanding assumes all restricted shares and outstanding options are fully vested or exercised. Pro Forma shares outstanding reflects the Reverse Stock Split of 1-for-5.

(2) Pro Forma, as adjusted has been adjusted to reflect payment of the special dividend and the sale of our common stock in this offering. Pro Forma, as adjusted shares outstanding has been adjusted to reflect the issuance of new shares resulting from this offering and shares issued in connection with the special dividend.

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- credit worthy owners who provide a personal guarantee for our investment;

- show a strong balance sheet to collateralize our investments; and

- show sufficient cash flow to be able to service the payments on our investments comfortably.

Although we may make investments in start-up businesses, we generally seek to avoid investing in high-risk, early-stage enterprises that are only beginning to develop their market share or build their management and operational infrastructure with limited collateral.

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- ***Disciplined Underwriting Policies and Rigorous Portfolio Management.*** We pursue rigorous due diligence of all prospective investments originated through our platform. Our senior lending team has developed an extensive underwriting due diligence process, which includes a review of the operational, financial, legal and industry performance and outlook for the prospective investment, including quantitative and qualitative stress tests, review of industry data and consultation with outside experts regarding the creditworthiness of the borrower. These processes continue during the portfolio monitoring process, when we will conduct field examinations, review all compliance certificates and covenants and regularly assess the financial and business conditions and prospects of portfolio companies. We are also a Standard & Poor's rated servicer for commercial loans and our exceptional servicing capabilities with a compact timeline for loan resolutions and dispositions has attracted various third-party portfolios. For example, since the banking crisis in 2009, NSBF has been the sole servicer on behalf of the Federal Deposit Insurance Corporation ("FDIC") for its portfolio of approximately $509 million in SBA 7(a) loans from institutions taken over by the FDIC. NSBF also services a portfolio of approximately $85 million of SBA 7(a) loans and other loans for several commercial banks as of June 30, 2014.

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Business Development Company Conversion

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On October 22, 2014, we effectuated the 1-for-5 Reverse Stock Split. In conjunction with the completion of this offering, we intend to merge with and into Newtek Business Services Corp., a newly-formed Maryland corporation, for the purpose of reincorporating in Maryland. Concurrently, we intend to elect to be regulated as a BDC under the 1940 Act. We refer to the foregoing actions, collectively, as the "BDC Conversion." In connection with the BDC Conversion, our board of directors will declare in the future a special dividend of $0.85 per share, which will be paid partially in cash and partially in our common shares, with such composition to be determined by our board of directors. Immediately following the BDC Conversion, we expect that our net asset value per common share will be approximately $15.50 (excluding the effect of the anticipated special dividend). In addition, we expect our quarterly distributions during our first full year of operations as a BDC to be at an annual rate equal to approximately 10 ¾% - 11 ¼% of our estimated net asset value. We expect the special dividend will be declared during the second quarter of 2015 to stockholders as of approximately that date, but that the special dividend will not be paid until late 2015.

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As a BDC, we will be required to meet regulatory tests, including the requirement to invest at least 70% of our gross assets in "qualifying assets." Qualifying assets generally include securities of private or thinly traded public U.S. companies and cash, cash equivalents, U.S. government securities and high-quality debt investments that mature in one year or less. In addition, as a BDC, we will not be permitted to incur indebtedness unless immediately after such borrowing we have an asset coverage for total borrowings of at least 200% (i.e., the amount of debt may not exceed 50% of the value of our total assets). See "Regulation as a Business Development Company."

In connection with our election to be regulated as a BDC, we intend to elect to be treated for U.S. federal income tax purposes, and intend to qualify annually, as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level federal income taxes on any ordinary income or capital gains that we distribute to our stockholders. To obtain and maintain our RIC tax treatment, we must meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. See "Price Range of Common Stock and Distributions" and "Material U.S. Federal Income Tax Considerations."

Investments

We engage in various investment strategies from time to time in order to achieve our overall investment objective.

Portfolio Company Characteristics

We have and will target investments and future portfolio companies that generate both current income and capital appreciation. In each case, the following criteria and guidelines are applied to the review of a potential investment; however,

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Compensation of the Chief Executive Officer (Share data adjusted for 1 for 5 Reverse Stock Split effectuated 10/22/14)

The Committee determined the compensation for Barry Sloane, Chairman, Chief Executive Officer and President for 2013. While recognizing the Chief Executive Officer's leadership in building a highly talented management team and in driving the Company forward, Mr. Sloane's salary was increased to $400,000 in March 2013. Mr. Sloane earned a $100,000 bonus for 2013 (to be paid in March 2014), a $300,000 bonus earned in 2012 and paid in 2012 and a $100,000 bonus earned in 2011 and paid in 2012. In addition Mr. Sloane received a grant of 15,000 Common Shares in 2013 which will vest in May 2016, and he received 80,000 Common Shares in 2011 which had an original vest date of July 2014 but were extended to February 1, 2015 with a value as of the date of award of $139,500 and $680,000, respectively. The Committee has determined that this salary and bonus package is competitive with the labor market median for someone with his skills and talents and is reflective of the Company's current cash and financial position and the status of the Company's Common Shares. Mr. Sloane's base compensation had previously remained unchanged from 2005 through 2012.

Compensation of the Other Named Executive Officers (Share data adjusted for 1 for 5 Reverse Stock Split effectuated 10/22/14)
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The Committee approved the 2013 compensation for Craig J. Brunet, Executive Vice President and Chief Information Officer, and Jennifer Eddelson, Executive Vice President and Chief Accounting Officer as recommended to it by the Chief Executive Officer.
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Mr. Brunet's base salary was maintained at $276,000 in 2013, 2012 and 2011. Mr. Brunet did not earn a cash bonus for 2013. In 2013 Mr. Brunet received an award of 10,000 Common Shares for services performed in 2012 which will vest in May 2016, valued at $18,600 and a cash bonus of $41,400 in 2012. In 2011, Mr. Brunet was awarded 10,000 Common Shares for services performed in 2010 which will vest in February 2015 valued at $85,000 and did not receive a cash bonus.

Ms. Eddelson's base salary for 2013 and 2012 was $240,000 and $230,833, respectively, and $92,500 from July 1, 2011 through December 31, 2011. Ms. Eddelson received a $50,000 cash bonus for 2013 (paid in March 2014) and received 2,000 Common Shares which will vest in May 2016 valued at $18,600, for services performed in 2012. In 2012 Ms. Eddelson received a cash bonus of $50,000 and an award of 7,000 Common Shares for services performed in 2011 which vested in July 2014, valued at $56,000. In 2011, Ms. Eddelson received a cash bonus of $35,000 which was paid in 2012, and an award of 3,000 Common Shares for services performed in 2010 which vested in July 2014, valued at $25,500.
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Objectives of Compensation Policy

Attracting and retaining talented and motivated management and employees is essential to creating long-term shareholder value. Offering a competitive, performance-based compensation program helps to achieve this objective by aligning the interests of the executive officers and other key employees with those of shareholders. We believe that the Company's 2013 compensation program met those objectives.

Advisory Vote On Executive Compensation

At our 2011 annual meeting 98.94% of the votes cast on the advisory vote on executive compensation proposal were in favor of the advisory vote of shareholders on executive compensation, and 82.69% of the votes cast were in favor of holding that advisory vote every three (3) years. The Compensation, Corporate governance and Nominating Committee reviewed these results and determined that our shareholders should vote on a say-on-pay proposal every three years. Accordingly, the next say-on-pay vote will be at our 2014 annual meeting.

Compensation Risk Assessment

Our Compensation, Corporate Governance and Nominating Committee aims to establish company-wide compensation policies and practices that reward contributions to long-term shareholder value and do not promote unnecessary or excessive risk-taking. In furtherance of this objective, the Committee conducted an assessment of our compensation arrangements, including those for our named executive officers. The assessment process included, among other things, a review of our (1) compensation philosophy, (2) compensation mix and (3) cash and equity-based incentive plans.

In its review, among other factors, the Committee considered the following:

- Our revenue model and our cash incentive plan encourage our employees to focus on creating a stable, predictable stream of revenue over multiple years, rather than focusing on current year revenue at the expense of succeeding years.

- The distribution of compensation among our core compensation elements has effectively balanced short-term performance and long-term performance.

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Equity Compensation Plans

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The following table provides information as of December 31, 2013 with respect to our common shares that may be issued under our equity compensation plans. (Share data has been adjusted to reflect the 1 for 5 Reverse Stock Split).

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Plan Category	Number of Securities to be issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (2)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity Compensation Plans Approved by Stockholders (1)	418,994	$ 7.25	616,214
Equity Compensation Plans Not Approved by Stockholders	—	—	—
Total	418,994	$ 7.25	616,214

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(1) Consists of 850,000 common shares under the Company's 2000 Stock Incentive and Deferred Compensation Plan, 200,000 common shares under the Company's 2003 Stock Incentive Plan, and 1,330,000 common shares under the Company's 2010 Stock Incentive Plan.
(2) Excludes 1,300,620 restricted stock rights which have a zero exercise price.

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Grants of Plan Based Awards

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The following reflects all grants to our named executive officers awarded in the fiscal year ended December 31, 2013, all of which vest on July 1, 2016. (Share data has been adjusted to reflect the 1 for 5 Reverse Stock Split).

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Name	Grant date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Barry Sloane, CEO	01/15/13	—	—	—	—	—	—	15,000	—	—	139,500
Craig J. Brunet, EVP, CIO	01/15/13	—	—	—	—	—	—	2,000	—	—	18,600
Jennifer C. Eddelson, EVP, CAO	01/15/ 13	—	—	—	—	—	—	2,000	—	—	18,600

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Outstanding Equity Awards at 2013 Year End

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The following table reflects all outstanding equity awards held by our named executive officers as of December 31, 2013 and has been adjusted to reflect the 1 for 5 Reverse Stock Split effectuated on October 22, 2014:

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Name	Option Awards (1)					Stock Awards			
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have not Vested (#)	Market Value of Shares or Units of Stock that have not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have not Vested ($)
Barry Sloane, CEO	—	—	—	—	—	—	—	75,000 (2) 400,000 (4)	15,000 80,000
Craig J. Brunet, EVP, CIO	20,000 (1) 20,000 (1)	—	—	7.85 7.50	12/21/15 05/18/18	—	—	10,000 (2) 50,000 (4) 10,600 (6)	2,000 10,000 2,120
Jennifer C. Eddelson, EVP, CAO	2,000 (1) 4,000 (1)	—	—	7.85 7.50	12/21/15 05/18/18	—	—	10,000 (2) 35,000 (5) 15,000 (5)	2,000 7,000 3,000

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CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS

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The following table sets out certain ownership information with respect to our common stock for those persons who directly or indirectly own, control or hold with the power to vote five percent or more of our outstanding common stock, each of our directors and officers and all officers and directors as a group. As of June 30, 2014, there were 35,619,304 shares of common stock outstanding, after the BDC Conversion and Reverse Stock Split, there will be 7,796,217 shares of common stock outstanding, and immediately after this offering, there will be 10,956,570 shares of common stock outstanding. All share data included in the table below have been adjusted to reflect the 1 for 5 Reverse Stock Split effectuated on October 22, 2014.

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Name of Beneficial Owner (1)	Shares Owned	Right to Acquire (2)	Total Beneficial Ownership Before BDC Conversion	Percent of Class Before BDC Conversion	Total Beneficial Ownership After Reverse Stock Split and BDC Conversion	Percent of Class After Reverse Stock Split and BDC Conversion	Percent of Class After This Offering (4)
David C. Beck	38,211	7,937	46,148	*	66,148	*	[●]*
Craig J. Brunet	17,747	40,000	57,747	*	71,867	*	[●]*
Jennifer Eddelson	12,674	6,000	18,674	*	20,674	*	[●]*
Sam Kirschner	18,461	0	18,461	*	38,461	*	[●]*
Salvatore F. Mulia	23,245	0	23,245	*	43,245	*	[●]*
Barry Sloane	950,573	0	950,573	13.34%	1,045,573	13.41%	[●]*
All current directors and named executive officers as a group (6 persons)			1,114,847	15.65%	1,285,967	16,49%	[●]*
Jeffrey G. Rubin (3)	858,301	0	858,301	12.05%	858,301	11.01%	[●]*

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* Less than 1% of total shares of common stock outstanding.
(1) Unless otherwise stated, the address of each person listed is c/o Newtek Business Services, Inc., 212 West 35th Street, 2nd floor, New York, New York 10001.
(2) Includes number of shares (i) underlying stock options which are exercisable as of October 7, 2014 or which become exercisable 60 days thereafter and (ii) number of shares subject to future vesting under restricted stock awards within 60 days therafter
(3) Resigned as President on March 7, 2008.
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(4) Assumes the issuance of [●] offered hereby.
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The following table sets out the dollar range of our equity securities to be beneficially owned by each of our directors upon completion of this offering.

Name	Dollar Range of Equity Securities in the Company (1)(2)(3)
David C. Beck	over $ 100,000
Sam Kirschner	over $ 100,000
Salvatore F. Mulia	over $ 100,000
Barry Sloane	over $ 100,000

(1) Dollar ranges are as follows: none, $1-$10,000, $10,001-$50,000, $50,001-$100,000, or over $100,000.
(2) Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.
(3) The dollar range of equity securities beneficially owned is based on a price of $2.65 per share, which was the closing price of our shares on October 7, 2014.

DIVIDEND REINVESTMENT PLAN

We expect to adopt a dividend reinvestment plan that provides for reinvestment of our dividends and other distributions on behalf of our stockholders, unless a stockholder elects to receive cash as provided below. As a result, if our board of directors authorizes, and we declare, a cash distribution, our stockholders who have not "opted out" of our dividend reinvestment plan will have their cash distributions automatically reinvested in additional shares of our common stock, rather than receiving the cash distributions. In this way, a stockholder can maintain an undiluted investment in us and still allow us to pay out the required distributable income.

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No action will be required on the part of a registered stockholder to have his cash distribution reinvested in shares of our common stock. A registered stockholder may elect to receive an entire distribution in cash by notifying American Stock Transfer & Trust Company, LLC, the plan administrator and our transfer agent and registrar, in writing so that such notice is received by the plan administrator by the record date for distributions to stockholders. The plan administrator will set up an account for shares acquired through the plan for each stockholder who has not elected to receive distributions in cash and hold such shares in non-certificated form. Upon request by a stockholder participating in the plan, received in writing not less than 10 days prior to the record date, the plan administrator will, instead of crediting shares to the participant's account, issue a certificate registered in the participant's name for the number of whole shares of our common stock and a check for any fractional share.

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Those stockholders whose shares are held by a broker or other financial intermediary may receive distributions in cash by notifying their broker or other financial intermediary of their election.

We expect to use primarily newly issued shares to implement the plan, whether our shares are trading at a premium or at a discount to net asset value. Under such circumstances, the number of shares to be issued to a stockholder is determined by dividing the total dollar amount of the distribution payable to such stockholder by the market price per share of our common stock at the close of regular trading on the valuation date for such distribution. Market price per share on that date will be the closing price for such shares on the national securities exchange on which our shares are then listed or, if no sale is reported for such day, at the average of their reported bid and asked prices. We reserve the right to purchase shares in the open market in connection with our implementation of the plan. Shares purchased in open market transactions by the plan administrator will be allocated to a stockholder based on the average purchase price, excluding any brokerage charges or other charges, of all shares of common stock purchased in the open market.

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There will be no brokerage charges or other charges to stockholders who participate in the plan. The plan administrator's fees under the plan will be paid by us. If a participant elects by written notice to the plan administrator to have the plan administrator sell part or all of the shares held by the plan administrator in the participant's account and remit the proceeds to the participant, the plan administrator is authorized to deduct a transaction fee of $15.00 plus a $0.10 per share brokerage commission from the proceeds.

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Stockholders who receive distributions in the form of stock are subject to the same federal, state and local tax consequences as are stockholders who elect to receive their distributions in cash. A stockholder's basis for determining gain or loss upon the sale of stock received in a distribution from us will be equal to the total dollar amount of the distribution payable to the stockholder. Any stock received in a distribution will have a new holding period for tax purposes commencing on the day following the day on which the shares are credited to the U.S. stockholder's account.

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Participants may terminate their accounts under the plan by notifying the plan administrator via its website at www.amstock.com, by filling out the transaction request form located at the bottom of their statement and sending it to the plan administrator at the address set forth below or by calling the plan administrator at 1-800-278-4353.

The plan may be terminated by us upon notice in writing mailed to each participant at least 30 days prior to any record date for the payment of any distribution by us. All correspondence concerning the plan should be directed to the plan administrator by mail at American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, New York 11219 or by phone at 1-800-278-4353.

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in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received unless, in either case, a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our insurance policy does not currently provide coverage for claims, liabilities and expenses that may arise out of activities that our present or former directors or officers have performed for another entity at our request. There is no assurance that such entities will in fact carry such insurance. However, we note that we do not expect to request our present or former directors or officers to serve another entity as a director, officer, partner or trustee unless we can obtain insurance providing coverage for such persons for any claims, liabilities or expenses that may arise out of their activities while serving in such capacities.

Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws

The Maryland General Corporation Law and our charter and bylaws contain provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Classified Board of Directors

Our board of directors is divided into three classes of directors serving staggered three-year terms. Upon expiration of their current terms, directors of each class will be elected to serve for three-year terms and until their successors are duly elected and qualify and each year one class of directors will be elected by the stockholders. A classified board may render a change in control of us or removal of our incumbent management more difficult. We believe, however, that the longer time required to elect a majority of a classified board of directors will help to ensure the continuity and stability of our management and policies.

Election of Directors

Our charter and bylaws provide that the affirmative vote of the holders of a plurality of the outstanding shares of stock entitled to vote in the election of directors cast at a meeting of stockholders duly called and at which a quorum is present will be required to elect a director. Pursuant to our charter our board of directors may amend the bylaws to alter the vote required to elect directors.

Number of Directors; Vacancies; Removal
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Our charter provides that the number of directors will be set only by the board of directors in accordance with our bylaws. Our bylaws provide that a majority of our entire board of directors may at any time increase or decrease the number of directors. However, unless our bylaws are amended, the number of directors may never be less than one nor more than twelve. Our charter provides that, at such time as we have at least three independent directors and our common stock is registered under the Securities Exchange Act of 1934, as amended, we elect to be subject to the provision of Subtitle 8 of Title 3 of the Maryland General Corporation Law regarding the filling of vacancies on the board of directors. Accordingly, at such time, except as may be provided by the board of directors in setting the terms of any class or series of preferred stock, any and all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the 1940 Act.
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Our charter provides that a director may be removed only for cause, as defined in our charter, and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors.

Action by Stockholders

Under the Maryland General Corporation Law, stockholder action can be taken only at an annual or special meeting of stockholders or (unless the charter provides for stockholder action by less than unanimous written consent, which our charter does not) by unanimous written consent in lieu of a meeting. These provisions, combined with the requirements of our bylaws regarding the calling of a stockholder-requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to the board of directors and the proposal of business to be considered by stockholders may be made only (a) pursuant to our notice of the meeting, (b) by the board of directors or (c) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of our bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to the board of directors at a special meeting may be made only (1) pursuant to our notice of the meeting, (2) by the board of directors or (3) provided that the board of directors has determined that directors will be elected at the meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.

The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our board of directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Calling of Special Meetings of Stockholders

Our bylaws provide that special meetings of stockholders may be called by our board of directors and certain of our officers. Additionally, our bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders will be called by the secretary of the corporation upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at such meeting.

Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws
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Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter generally provides for approval of charter amendments and extraordinary transactions by the stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter. Our charter also provides that certain charter amendments, any proposal for our conversion, whether by charter amendment, merger or otherwise, from a closed-end company to an open-end company and any proposal for our liquidation or dissolution requires the approval of the stockholders entitled to cast at least a majority of the votes entitled to be cast on such matter. However, if such amendment or proposal is approved by a majority of our continuing directors (in addition to approval by our board of directors), such amendment or proposal may be approved by a majority of the votes entitled to be cast on such a matter. The "continuing directors" are defined in our charter as (1) our current directors, (2) those directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of our current directors then on the board of directors or (3) any successor directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of continuing directors or the successor continuing directors then in office. In any event, in accordance with the requirements of the 1940 Act, any amendment or proposal that would have the effect of changing the nature of our business so as to cause us to cease to be, or to withdraw our election as, a BDC would be required to be approved by a majority of our outstanding voting securities, as defined under the 1940 Act.
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Our charter and bylaws provide that the board of directors will have the exclusive power to make, alter, amend or repeal any provision of our bylaws.

Lock-Up Agreements

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Each of us, our directors, executive officers, our other stockholders who are affiliated with the Company, has agreed that, without the prior written consent of JMP Securities LLC, Stifel, Nicolaus & Company, Incorporated and William Blair & Company, L.L.C., on behalf of the underwriters, each of us will not, during the period ending 180 days after the date of this prospectus:

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- offer, sell, contract to sell (including any short sale), pledge, hypothecate, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Exchange Act, grant any option, right or warrant for the sale of, purchase any option or contract to sell, sell any option or contract to purchase, or otherwise encumber, dispose of or transfer, or grant any rights with respect to, directly or indirectly, any shares of common stock or securities convertible into or exchangeable or exercisable for any shares of common stock, enter into a transaction which would have the same effect; or

- enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such aforementioned transaction is to be settled by delivery of the common stock or such other securities, in cash or otherwise; or

- publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement; or

- request, make any demand for or exercise any right with respect to, the registration of any common stock or any security convertible into or exercisable or exchangeable for common stock (and such individuals have waived any and all notice requirements and rights with respect to the registration of any such security pursuant to any agreement, understanding or otherwise to which such individual is a party).

The restrictions described in the preceding paragraph do not apply to:

- any common stock acquired in the open market on or after the date of this prospectus; or

- the transfer of common stock to a family member or trust for the benefit of the investor or a family member, but provided the transferee agrees in writing prior to such transfer to be bound by the restrictions described above.

Our existing stockholders who are not affiliated with the Company have not agreed to the foregoing.

Price Stabilization, Short Positions and Penalty Bids

In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position in our common stock for their own account. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, in order to cover any over-allotments or to stabilize the price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. Finally, the underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing our common stock in the offering, if the syndicate repurchases previously distributed shares of our common stock to cover syndicate short positions or to stabilize the price of the common stock. Any of these activities may stabilize or maintain the market price of our common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

Additional Underwriting Compensation

There are no agreements between us and the underwriters or any of their affiliates other than as described herein.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment

Newtek Business Services Corp.
Consolidated Special Purpose Schedule of Investments (Unaudited)
June 30, 2014

(in thousands)

loans is more indicative of fair value than on a one by one basis and the bigger base for portfolio purchases is significantly larger than a small balance small business loan on a unit sale.

(2) Prime Rate is equal to 3.25% as of June 30, 2014.

(3) Newtek values SBA 7(a) non-performing loans held for investment using a discounted cash flow analysis of the underlying collateral which supports the loan. Modified loans are valued based upon current payment streams and are re-amortized at the end of the modification period. Net recovery of collateral, (Fair value less cost to liquidate) is applied to the discounted cash flow analysis based upon a time to liquidate estimate.

(4) Newtek values SBA 7(a) performing loans held for sale using the secondary SBA 7a market as a reference point. Newtek routinely sells into this secondary market. Guaranteed portions, partially funded as of the valuation date are valued using level two inputs.

(5) Control Investments are disclosed above as equity investments in those companies that are "Control Investments" of the Company as defined in the Investment Company Act of 1940. A company is deemed to be a "Control Investment" of Newtek Business Services Corporation if Newtek Business Services Corp. owns more than 25% of the voting securities of such company.

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(6) 100% wholly-owned by Exponential of New York, LLC. (See Note 2 — Summary of Significant Accounting Policies).

(7) 95% owned by Wilshire Partners, LLC., 5% owned by non-affiliate. (See Note 2 — Summary of Significant Accounting Policies).

(8) 100% owned by Wilshire Texas Partners I, LLC. (See Note 2 — Summary of Significant Accounting Policies).

(9) 49.482% owned by Wilshire New York Partners IV, LLC, 24.611% owned by Exponential of New York, LLC and 25.907% owned by Newtek Business Services, Inc. (See Note 2 — Summary of Significant Accounting Policies).

(10) 95% owned by Wilshire Alabama Partners, LLC., 5% owned by non-affiliate. (See Note 2 — Summary of Significant Accounting Policies).

(11) 80% owned by Wilshire New York Partners IV, LLC, 20% owned by non-affiliate. (See Note 2 — Summary of Significant Accounting Policies).

(12) 66.7% owned by Wilshire Texas Partners I, LLC, 33.3% owned by non-affiliate. (See Note 2 — Summary of Significant Accounting Policies).

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(13) Zero cost basis is reflected, as the portfolio company was organized by the Company and incurred internal legal costs to organize the entity and immaterial external filing fees which were expensed when incurred.

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(14) 95% owned by Wilshire DC Partners, LLC, 5% owned by non-affiliate. (See Note 2 — Summary of Significant Accounting Policies).

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PART C — OTHER INFORMATION

ITEM 25. FINANCIAL STATEMENTS AND EXHIBITS

1. Financial Statements

The following financial statements of Newtek Business Services, Inc. (the "Registrant" or the "Company") are included in Part A "Information Required to be in the Prospectus" of the Registration Statement.

INDEX TO FINANCIAL STATEMENTS

2. Exhibits

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Exhibit Number	Description
a.2	Amended and Restated Articles of Incorporation of Newtek Business Services Corp. (Filed herewith).
b.	Bylaws of Newtek Business Services Corp. (Incorporated by reference to Exhibit 2 to Newtek's Registration Statement on Form N-14, No. 333-195998, filed September 24, 2014).
c.	Not applicable.
d.	Form of Common Stock Certificate (Incorporated by reference to Exhibit 5 to Newtek's Registration Statement on Form N-14, No. 333-195998, filed September 24, 2014).
e.	Dividend Reinvestment Plan (Filed herewith).
f.1	Lease and Master Services Agreement dated March 15, 2007 between CrystalTech Web Hosting, Inc. and i/o Data Centers (Incorporated by reference to Exhibit 10.4 to Newtek's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed May 15, 2007).

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Exhibit Number	Description
f.2.1	Guaranty of Payment and Performance, dated as of April 30, 2010, between Newtek Business Services, Inc. and Capital One Bank, N.A. (Incorporated by reference herein to Exhibit 10.16.2 to Newtek's Current Report on Form 8-K, filed May 4, 2010).
f.3.1	Loan and Security Agreement, dated as of December 15, 2010, between Newtek Small Business Finance, Inc. and Capital One Bank, N.A. (Incorporated by reference herein to Exhibit 10.18.1 to Newtek's Current Report on Form 8-K, filed December 20, 2010, as amended on March 2, 2011).
f.3.2	Guaranty Agreement, dated as of December 15, 2010, between Newtek Business Services, Inc. and Capital One Bank, N.A. (Incorporated by reference herein to Exhibit 10.18.2 to Newtek's Current Report on Form 8-K, filed December 20, 2010, as amended on March 2, 2011).
f.3.3	Amended and Restated Loan and Security Agreement, dated as of June 16, 2011, by and between Newtek Small Business Finance, Inc. and Capital One, N.A. (Incorporated by reference herein to Exhibit 10.8.3 to Newtek's Current Report on Form 8-K, filed June 21, 2011).
f.3.4	Amended and Restated Guaranty of Payment and Performance, dated as of June 16, 2011, by and between Newtek Business Services, Inc., and Capital One, N.A. (Incorporated by reference herein to Exhibit 10.8.4 to Newtek's Current Report on Form 8-K, filed June 21, 2011).
f.3.5	Amendment to Loan Documents, dated October 6, 2011, by and among Newtek Small Business Finance, Inc., Capital One Bank, N.A. and each of the guarantors listed on the signature pages thereto (Incorporated by reference herein to Exhibit 10.8.5 to Newtek's Current Report on Form 8-K, filed October 11, 2011).
f.3.6	Amended and Restated Loan and Security Agreement, dated as of July 16, 2013, by and between Newtek Small Business Finance, Inc. and Capital One, National Association (Incorporated by reference herein to Exhibit 10.1 to Newtek's Current Report on Form 8-K, filed July 19, 2013).
f.3.7	Guaranty and Security Agreement Letter Amendment, dated as of July 16, 2013, by and between Capital One, National Association and Newtek Business Services, Inc. (Incorporated by reference herein to Exhibit 10.1 to Newtek's Current Report on Form 8-K, filed July 19, 2013).
f.4.1	Newtek Small Business Loan Trust Class A Notes, dated December 22, 2010 (Incorporated by reference herein to Exhibit 10.19.1 to Newtek's Current Report on Form 8-K, filed December 23, 2010).
f.4.2	Amended Newtek Small Business Loan Trust Class A Notes, dated December 29, 2011 (Incorporated by reference herein to Exhibit 10.19.2 to Newtek's Current Report on Form 8-K, filed January 5, 2012).
f.4.3	Additional Newtek Small Business Loan Trust Class A Notes, dated December 29, 2011 (Incorporated by reference herein to Exhibit 10.19.3 to Newtek's Current Report on Form 8-K, filed January 5, 2012).
f.5.1	Loan and Security Agreement, dated as of February 28, 2011, by and between CDS Business Services, Inc. and Sterling National Bank (Incorporated by reference herein to Exhibit 10.10.1 to Newtek's Current Report on Form 8-K, filed March 3, 2011).
f.5.2	Guaranty, dated as of February 28, 2011, by and between Newtek Business Services, Inc. and Sterling National Bank (Incorporated by reference herein to Exhibit 10.10.2 to Newtek's Current Report on Form 8-K, filed March 3, 2011).
f.5.3	Amendment No. 1, dated December 5, 2012, to Loan and Security Agreement, dated as of February 28, 2011, by and between CDS Business Services, Inc. and Sterling National Bank (Incorporated by reference herein to Exhibit 10.9.3 to Newtek's Current Report on Form 8-K, filed December 11, 2012).

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Exhibit Number	**Description**
f.6	Credit Agreement by and between Newtek Business Services, Inc. and Capital One, National Association, dated as of June 26, 2014 (Incorporated by reference to Exhibit 10.1 to Newtek's Current Report on Form 8-K filed July 1, 2014).
g.	Not Applicable.
h.	Form of Underwriting Agreement (Filed herewith).
i.	Newtek Business Services Corp. 2014 Stock Incentive Plan (Incorporated by reference herein to Exhibit 8.6 to Newtek's Registration Statement on Form N-14, No. 333-195998, filed September 24, 2014).
j.	Form of Custodian Agreement (Filed herewith).
k.1	Employment Agreement with Barry Sloane, dated March 31, 2014, (Incorporated by reference to Exhibit 10.1 to Newtek's Annual Report on Form 10-K for the period ended December 31, 2013, filed March 31, 2014).
k.2	Employment Agreement with Craig J. Brunet, dated March 31, 2014 (Incorporated by reference to Exhibit 10.2 to Newtek's Annual Report on Form 10-K for the period ended December 31, 2013, filed March 31, 2014).
k.3	Employment Agreement with Jennifer Eddelson, dated March 31, 2014 (Incorporated by reference to Exhibit 10.3 to Newtek's Annual Report on Form 10-K for the period ended December 31, 2013, filed March 31, 2014).
l.	Opinion of Sutherland Asbill & Brennan LLP (Filed herewith).
m.	Not applicable.
n.1	Consent of Sutherland Asbill & Brennan LLP (Incorporated by reference to exhibit l hereto).
n.2	Consent of Independent Registered Public Accounting Firm (Filed herewith).
n.3	Consent of Independent Registered Public Accounting Firm (Filed herewith).

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Exhibit Number	**Description**
n.4	Report of McGladrey LLP Regarding the Senior Security Table (Filed herewith).
n.5	Report of CohnReznick LLP Regarding the Senior Security Table (Filed herewith).
o.	Not applicable.
p.	Not applicable.
q.	Not applicable.
r.	Code of Ethics (Filed herewith).
99.1	Code of Business Conduct and Ethics of Registrant (Filed herewith).

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ITEM 26.   MARKETING ARRANGEMENTS

The information contained under the heading "Underwriting" on this Registration Statement is incorporated herein by reference.

ITEM 27.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC registration fee	$ 6,440
FINRA filing fee	$ 8,000
NASDAQ Capital Market	*
Printing and postage	*
Legal fees and expenses	*
Accounting fees and expenses	*
Miscellaneous	*
Total	$ *

Note: All listed amounts are estimates, except for the SEC registration fee and FINRA filing fee.
*   To be provided by amendment.

ITEM 28.   PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

See "Management," "Certain Relationships and Transactions" and "Control Persons and Principal Stockholders" in the Prospectus contained herein.

ITEM 29.   NUMBER OF HOLDERS OF SECURITIES

The following table sets forth the number of record holders of the Registrant's common stock at [●], 2014:

Title of Class	Number of Record Holders
Common Stock, par value $0.02 per share	[●]

ITEM 30.   INDEMNIFICATION

Directors and Officers

Reference is made to Section 2-418 of the Maryland General Corporation Law, Article VII of the Registrant's charter and Article XI of the Registrant's bylaws.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Registrant's charter contains such a provision which eliminates directors' and officers' liability to the maximum extent permitted by Maryland law, subject to the requirements of the Investment Company Act of 1940, as amended (the "1940 Act").

The Registrant's charter authorizes the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as the Registrant's director or officer and at the Registrant's request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The Registrant's bylaws obligate the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as the Registrant's director or officer and at the Registrant's request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit the Registrant to indemnify and advance expenses to any person who served a predecessor of the Registrant in any of the capacities described above and any of the Registrant's employees or agents or any employees or agents of the Registrant's predecessor. In accordance with the 1940 Act, the Registrant will not indemnify any person for any liability to which such person would be subject by reason of such person's willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Maryland law requires a corporation (unless its charter provides otherwise, which the Registrant's charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received unless, in either case, a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation's receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

ITEM 31. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

Not applicable.

ITEM 32. LOCATION OF ACCOUNTS AND RECORDS

All accounts, books, and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder are maintained at the offices of:

(1)   the Registrant, Newtek Business Services, Inc., 212 West 35th Street, 2nd Floor, New York, New York 1001;

(2)   the Transfer Agent, American Stock Transfer and Trust Company, 6201 15th Avenue, Brooklyn, NY 11219; and

(3)   the Custodian,   ,   ,   ,   .

ITEM 33. MANAGEMENT SERVICES

Not applicable.

ITEM 34. UNDERTAKINGS

(1)   Registrant undertakes to suspend the offering of the shares of common stock covered hereby until it amends its prospectus contained herein if (a) subsequent to the effective date of this Registration Statement, its net asset value per share of common stock declines more than 10% from its net asset value per share of common stock as of the

effective date of this Registration Statement, or (b) its net asset value per share of common stock increases to an amount greater than its net proceeds as stated in the prospectus contained herein.

(2) Not applicable.

(3) Not applicable.

(4) Not applicable.

(5) Registrant undertakes that:

    (a) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (b) For purposes of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to a new registration statement relating to the securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) Not applicable.

SIGNATURES

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Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, in the State of New York, on October [   ], 2014.
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NEWTEK BUSINESS SERVICES CORP.

By: /s/ Barry Sloane
Barry Sloane
Chief Executive Officer, President and Chairman
of the Board of Directors

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Pursuant to the requirements of the Securities Act of 1933, as amended, this Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 has been signed by the following persons in the capacities and on the dates indicated.
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Signature	Title	Date
/s/ Barry Sloane Barry Sloane	Chief Executive Officer, President and Chairman of the Board of Directors (Principal Executive Officer)	October [ ], 2014
/s/ Jennifer Eddelson Jennifer Eddelson	Executive Vice President and Chief Accounting Officer (Principal Financial and Accounting Officer)	October [ ], 2014
/s/ Peter Downs Peter Downs	Director	October [ ], 2014
* David C. Beck	Director	October [ ], 2014
* Sam Kirschner	Director	October [ ], 2014
* Salvatore F. Mulia	Director	October [ ], 2014

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* Signed by Barry Sloane pursuant to a power of attorney executed on October 1, 2013.

C-7